May 30, 2023

VIA EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Nasreen Mohammed
Lyn Shenk

Re:	Riskified Ltd.
Form 20-F for Fiscal Year Ended December 31, 2022
File No. 001-40692

Dear Ms. Mohammed and Mr. Shenk:

This letter is in response to the comment letter, dated May 16, 2023 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above-referenced Form 20-F (the “Form 20-F”) for the fiscal year ended December 31, 2022, filed with the SEC on February 24, 2023. For ease of reference, we have set forth each comment of the Staff from the Comment Letter in bold below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 20-F or in the Form F-1 filed with the SEC on July 28, 2021, as applicable.

Form 20-F for the Fiscal Year Ended December 31, 2022
Item 4. Information on the Company
Our Merchants, page 57

1.Please revise the charts to make the legends and axis labels more easily readable.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that in future filings on Form 20-F the Company will revise the charts included under the heading “Information on the Company” to make the legends and axis labels more easily readable.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Comparison of the Years Ended December 31, 2022 and 2021, page 73

2.You attribute part of the growth in revenue to new merchants. Please discuss and quantify the effect for each factor identified.

Response:

The Company respectfully acknowledges the Staff’s comment and is providing the following enhanced disclosure for 2022. For your convenience, we have underlined where additional disclosure has been added.

Revenue increased by $32.1 million, or 14%, for the year ended December 31, 2022 compared to the year ended December 31, 2021 driven by a $16.4 billion, or 18% increase in total GMV from $89.1 billion to $105.6 billion. Approximately $29.0 million of the increase in revenue was attributable to increases in GMV and Billings associated with new merchants primarily within our tickets and travel vertical which grew by approximately 150%. The remaining increase in revenue was due to upsells net of organic declines and attrition which drove our Net Dollar Retention Rate of 103%.

For each factor identified in future filings on Form 20-F, the Company will provide appropriate qualitative and quantitative disclosure.

3.Please expand your discussion of cost of revenues to discuss the drivers related to increase in net chargeback expenses. You recorded net chargeback expenses of $103.2 million and $85.5 million for the years ended December 31, 2022 and 2021, respectively. However, your provision for chargebacks, net on your consolidated balance sheets were $12.0 million and $12.0 million as of December 31, 2022 and 2021, respectively. Please explain how the chargeback expenses impact your gross margins and discuss material future trends that would be relevant to an investor.

Response:

The Company respectfully acknowledges the Staff’s comment. The following represents the Company’s response to each part of the comment with the original portion of the comment reproduced in bold for ease of reference. For your convenience, we have underlined where additional disclosure has been added. The Company will provide the enhanced disclosures in future filings on Form 20-F.

Please expand your discussion of cost of revenues to discuss the drivers related to increase in net chargeback expenses.

The increase in net chargeback expenses was driven primarily by an increase in GMV associated with tickets and travel merchants' Billings due to the onboarding of new merchants as well as the general return to in-person events and increased travel following COVID.

You recorded net chargeback expenses of $103.2 million and $85.5 million for the years ended December 31, 2022 and 2021, respectively. However, your provision for chargebacks, net on your consolidated balance sheets were $12.0 million and $12.0 million as of December 31, 2022 and 2021, respectively.

Reference is made to the existing disclosure within "Critical Accounting Estimates", page 80 of the 20-F:

"Our provision for chargebacks includes amounts associated with chargebacks that have been submitted and accepted but not yet paid by us as of the balance sheet date and estimates of chargebacks that have not yet been submitted and accepted relating to approved transactions that are accounted for under ASC 450, Contingencies, or ASC 450.

While no individual transaction is probable of a chargeback occurring, when we analyze a portfolio of transactions, if we believe a future chargeback is probable and reasonably estimated, we accrue a liability and an associated expense through cost of revenue in accordance with ASC 450.

Inputs and assumptions used by management to calculate the provision are based on the transactions approved and the features of those transactions as well as historical information about chargebacks."

Our merchant agreements typically allow chargebacks to be submitted up to six months from the order approval date and therefore, since the Company is generally only liable for chargebacks associated with transactions approved in the prior six months, the provision for chargebacks is based on the activity during that period. While the provision amount is correlated to the absolute dollar amount of chargeback expenses we incurred during the prior six months, a driver to the provision amount is the pace at which our merchant portfolio submits chargebacks to us. For example, our provision for chargebacks may be higher as a percent of total chargeback expenses when our merchant portfolio is characterized by slower chargeback submission rates based on historical experience, since a larger portion of the total chargeback expenses would not have been reimbursed to the merchant by the balance sheet date. Conversely, our provision for chargebacks may be lower as a percent of total chargeback expenses when our merchant portfolio is characterized by faster chargeback submission rates based on historical experience, since a larger portion of the total chargeback expenses would have been reimbursed to the merchant by the balance sheet date.

The Company will provide enhanced disclosure similar to the foregoing paragraph in future filings on Form 20-F.

Please explain how the chargeback expenses impact your gross margins and discuss material future trends that would be relevant to an investor.

The Company believes that the existing disclosures reproduced below provide information on how chargeback expenses impact our gross margins and outline material future trends that would be relevant to an investor. We have underlined where additional disclosure has been added that will be included in future filings on Form 20-F.

"Factors Affecting Our Performance", "Revenue seasonality", page 65:

"Our revenue is correlated with the level of GMV that our merchants process through our eCommerce risk intelligence platform. Our merchants typically generate the most GMV in the calendar fourth quarter, which includes Black Friday, Cyber Monday, the holiday season, and other peak events included in the eCommerce calendar, such as Chinese Singles’ Day and Thanksgiving. Our gross profit typically follows a similar trend. For the years ended December 31, 2022 and 2021, the calendar fourth quarter represented our highest gross profit quarter with approximately 30% of our total annual revenue earned in the fourth quarter. We believe that similar seasonality trends will continue to affect our future quarterly performance."

"Components of Results of Operations", "Gross Profit and Gross Profit Margin", page 70:

"As our business continues to grow, we expect our gross profit will increase in absolute dollars while our gross profit margin may fluctuate from period to period. Our gross profit margin is highly dependent on our risk-based pricing model which determines the fee we charge our merchants, our approval rate thresholds, the merchant mix of our revenue, new geographies and industries into which we may enter, the risk profile of orders approved in the period, technological improvements in the performance of our models, and seasonality. During periods where we approve a higher percentage of legitimate orders, our CTB ratio is lower and our gross margins are higher. Further, as the merchant mix of our revenues shifts towards industries with historically higher chargeback rates, such as tickets and travel, our CTB ratio may be higher and our gross margins may be lower. We control the decision to approve a particular transaction and continuously monitor our approval rate thresholds to ensure we are not exposed to higher amounts of chargeback risk, and we structure our pricing in a way to mitigate this risk."

"Comparison of the Years Ended December 31, 2022 and 2021", "Cost of Revenue and Gross Profit Margin", page 74:

"Our CTB ratio, which is a key driver of our gross profit margin, increased to 39% for the year ended December 31, 2022 compared to 37% for the year ended December 31, 2021 which was primarily driven by new merchants onboarded to our platform and industry mix shifts in the composition of our Billings."

Consolidated Financial Statements

General, page F-1

4.Please tell us how you considered the disclosures specified in Rule 12-09 of Regulation S-X with regard to valuation and qualifying accounts. In this regard, we note your liability for guarantee obligations and your provision for chargebacks. In the alternative, information similar to that specified under ASC 460-10-50-8 would provide a comparable roll forward.

Response:

The Company respectfully acknowledges the Staff’s comment. Statement of Financial Accounting Concept No. 6 and 8 define a valuation account as “A separate item that reduces or increases the carrying amount of an asset is sometimes found in financial statements. For example, an estimate of uncollectible amounts reduces receivables to the amount expected to be collected, or a premium on a bond receivable increases the receivable to its cost or present value. Those “valuation accounts” are part of the related assets and are neither assets in their own right nor liabilities.”

The Company believes that the guarantee obligation and the provision for chargebacks do not meet the definition of valuation accounts as they do not reduce the value of any assets and by themselves, are liabilities. Further, the Company does not believe the disclosure requirements within ASC 460-10-50-8 applies to the guarantee obligation or the provision for chargebacks as ASC 460-10-50-8 applies to product warranties. The Company acknowledges that ASC 460-10-50-8 applies to other guarantee contracts described in ASC 460-10-15-9, however the other guarantees described in ASC 460-10-15-9 are product warranties. The guarantee obligation is an indemnification guarantee accounted for under the general provisions of ASC 460 and the provision for chargebacks is a contingency accounted for under ASC 450. Neither of these liabilities are product warranties.

In light of the foregoing, the Company understands how this information may be important to a user of our financial statements and the Company will include a roll forward of the guarantee obligation and the provision for chargebacks, that is similarly structured to the outline specified in Rule 12-09 of Regulation S-X, in future filings on Form 20-F.

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-15

5.You state on page F-16 that access to your cloud-hosted software is considered one performance obligation in the context of the contract and accordingly the transaction price is allocated to this single performance obligation. However, you state on page F-15 that your fee is allocated between the consideration owed to you for your fraud review service and the consideration owed to you for issuing indemnification guarantees which are recorded at fair value. Please revise or advise as appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment. For your convenience, we have underlined where additional disclosure has been added that will be included in future filings on Form 20-F.

"Note 2. Summary of Significant Accounting Policies Revenue Recognition", page F-15:

"Our fee is allocated between the consideration owed to us for our fraud review service performance obligation accounted for under ASC 606 and the consideration owed to us for issuing indemnification guarantees that are accounted for under ASC 460 and are recorded at fair value."

The Company's two promises in its contracts with its customers are to stand-ready to review eCommerce transactions for legitimacy and to issue indemnification guarantees on transactions that the Company approves. The stand-ready obligation is a performance obligation accounted for under ASC 606, while the indemnification guarantee is accounted for under the general provisions of ASC 460. Since the Company's contracts are partially in the scope of ASC 606 and ASC 460, in accordance with ASC 606-10-15-4(a), the Company first applies the separation and measurement guidance in ASC 460 and excludes this portion of the contract from the transaction price. The remaining transaction price is allocated to the Company’s sole performance obligation under ASC 606.

* * * *

Should you have any questions or comments related to this response letter, please do not hesitate to contact the undersigned at +1-646-301-3880 or aglika@riskified.com.

Sincerely,

/s/Aglika Dotcheva
Chief Financial Officer
Riskified Ltd.

cc:	Eido Gal, Chief Executive Officer, Riskified Ltd.
Eric Treichel, General Counsel, Riskified Ltd.